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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Mediavest, Inc.
(Name of Issuer)
American Depository Shares
(Title of Class of Securities)
58448J106
(CUSIP Number)
Jeffrey Keswin
405 Park Avenue, 6th Floor
New York, NY 10022
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -
Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
September 12, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	58448J106	Page	2	of	11

1	NAMES OF REPORTING PERSONS: Jeffrey Keswin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,000,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	21.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	58448J106	Page	3	of	11

1	NAMES OF REPORTING PERSONS: Lyrical Partners, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,000,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	21.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	58448J106	Page	4	of	11

1	NAMES OF REPORTING PERSONS: Lyrical Multi-Manager Fund, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,000,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	14.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	58448J106	Page	5	of	11

1	NAMES OF REPORTING PERSONS: Lyrical Multi-Manager Offshore Fund Ltd

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,000,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D
Item 1. Security and Issuer
          Securities acquired:
          common stock, par value $0.0001 per share (the “Common Stock”)
          Issuer:
           Mediavest, Inc.
           2121 Avenue of the Stars
           Los Angeles, CA 90067
Item 2. Identity and Background
          (a) Name of Person Filing.
          (b) Address of Principal Business Office.
           Jeffrey Keswin
           405 Park Avenue, 6th Floor
           New York, NY 10022
          Lyrical Partners, L.P.
          405 Park Avenue, 6th Floor
          New York, NY 10022
           Lyrical Multi-Manager Fund, LP
           405 Park Avenue, 6th Floor
           New York, NY 10022
           Lyrical Multi-Manager Offshore Fund Ltd.
           405 Park Avenue, 6th Floor
           New York, NY 10022
          (c) Lyrical Partners, L.P. provides investment management services to private individuals and institutions. The principal occupation of Lyrical Partners, L.P. is investment management.
          (d) Jeffrey Keswin, Lyrical Partners, L.P., Lyrical Multi-Manager Fund, LP or Lyrical Multi-Manager Offshore Fund Ltd. have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) Neither Jeffrey Keswin, Lyrical Partners, L.P., Lyrical Multi-Manager Fund, LP or Lyrical Multi-Manager Offshore Fund Ltd. have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
          (f) Lyrical Partners, L.P. and Lyrical Multi-Manager Fund, LP are Delaware limited partnerships. Lyrical Multi-Manager Offshore Fund Ltd is a Cayman Islands exempted company. Jeffrey Keswin is a United States Citizen
Item 3. Source and Amount of Funds
          As of September 12, 2006, Lyrical Multi-Manager Fund, LP had invested in Shares of the Issuer in the amount of: $1,000,000 and Lyrical Multi-Manager Offshore Fund Ltd. had invested in Shares of the Issuer in the amount of $500,000. Currently, all Shares of the Issuer as of the date of this Schedule 13D are held by either Lyrical Multi-Manager Fund, LP or Lyrical Multi-Manager Offshore Fund Ltd. The above amounts include any commissions incurred in making the investments. The source of these funds was the working capital of each of Lyrical Multi-Manager Fund, LP and Lyrical Multi-Manager Offshore Fund Ltd.
Item 4. Purpose of the Transaction
          Jeffrey Keswin, Lyrical Partners, L.P., Lyrical Multi-Manager Fund, LP and Lyrical Multi-Manager Offshore Fund Ltd. (together, the “Reporting Persons”) purchased the Shares based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons believe that the shares are substantially undervalued given the Issuer’s anticipated future cash flow, its strategic relationship with GE Commercial Aviation Services Limited, and its growth opportunities. Although Reporting Person has no specific plan or proposal to acquire or dispose of the Shares, consistent with its investment purpose, Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations.
          The purpose of the acquisition of the Shares is for investment, and the acquisitions of the Shares were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.
          Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Person may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Shares of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.
          Except to the extent the foregoing may be deemed a plan or proposal, Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The

Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
          (a) As of September 12, 2006, Lyrical Multi-Manager Fund, LP beneficially owns 2,000,000 shares of Common Stock (1,000,000 of which are shares of Common Stock and 1,000,000 of which are shares of Common Stock issuable upon conversion of warrants held by Lyrical Multi-Manager Fund, LP) and Lyrical Multi-Manager Offshore Fund Ltd. beneficially owns 1,000,000 shares of Common Stock (500,000 of which are shares of Common Stock and 500,000 of which are shares of Common Stock issuable upon conversion of warrants held by Lyrical Multi-Manager Offshore Fund Ltd.) of the Issuer, which represents in the aggregate 21.0% of the Issuer’s outstanding Shares, which such percentage was calculated by dividing (i) the 3,000,000 shares of Common Stock beneficially owned by Lyrical Multi-Manager Fund, LP and Lyrical Multi-Manager Offshore Fund Ltd. (1,500,000 of which of which are shares of Common Stock and 1,500,000 of which are shares of Common Stock issuable upon conversion of warrants) as of the date hereof, by (ii) 12,800,000 shares of Common Stock outstanding as reported in the Issuer’s Form 10-QSB filed with the Securities and Exchange commission on November 20, 2006, plus 1,500,000 shares of Common Stock issuable upon conversion of warrants held by Lyrical Multi-Manager Fund, LP and Lyrical Multi-Manager Offshore Fund Ltd.
          (b) Lyrical Partners, L.P., as the investment manager of Lyrical Multi-Manager Fund, LP and Lyrical Multi-Manager Offshore Fund Ltd., has the sole power to vote and dispose of the 3,00,000 shares of Common Stock held collectively by Lyrical Multi-Manager Fund, LP and Lyrical Multi-Manager Offshore Fund Ltd.
          The filing of this statement on Schedule 13D shall not be construed as an admission that Jeffrey Keswin, Lyrical Partners, L.P., Lyrical Multi-Manager Fund, LP or Lyrical Multi-Manager Offshore Fund Ltd. is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 3,000,000 Shares owned by S Lyrical Multi-Manager Fund, LP or Lyrical Multi-Manager Offshore Fund Ltd. Pursuant to Rule 13d-4, Jeffrey Keswin, Lyrical Partners, L.P., Lyrical Multi-Manager Fund, LP and Lyrical Multi-Manager Offshore Fund Ltd. disclaim all such beneficial ownership.
          (c) The transactions in the Issuer’s securities by Lyrical Multi-Manager Fund, LP and Lyrical Multi-Manager Offshore Fund Ltd. during the sixty days prior to the obligation to file this Schedule 13D are listed as Annex A attached hereto and made a part hereof. Transactions in the Issuer’s securities subsequent to the obligation to file this Schedule 13D are also listed on Annex A.
          (d) Not Applicable.
          (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          Not Applicable.
Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated January 5, 2007, between Jeffrey Keswin, Lyrical Partners, L.P., Lyrical Multi-Manager Fund, LP or Lyrical Multi-Manager Offshore Fund Ltd.

ANNEX A

Transaction		Quantity	Price per
Date	Buy/Sell	(shares)	Share ($)
9/12/2006	Buy	1,000,000	1.00

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2007

JEFFREY KESWIN
/s/ Jeffrey Keswin

LYRICAL OPPORTUNITY PARTNERS

By:	Lyrical Opportunity Partners G.P., L.P., its general partner

By: Lyrical Corp. II, LLC, its general partner

By: Name:	/s/ Jeffrey Keswin Jeffrey Keswin
Title:	Authorized Person

LYRICAL PARTNERS, L.P.

By:	Lyrical Corp. II, LLC, its general partner
	By: Name:	/s/ Jeffrey Keswin Jeffrey Keswin
	Title:	Authorized Person